EARLYBIRDCAPITAL, INC.
275 Madison Avenue, Suite 1203
New York, New York 10016

August 2, 2005

VIA EDGAR AND TELECOPY - 202-942-9516
Mr. John Reynolds
Unites States Securities and
Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Chardan South China Acquisition Corporation (the "Company") Registration Statement on Form S-1 originally filed May 17, 2005 (File No. 333-125018) ( the "Registration Statement")

Dear Mr. Reynolds:

In connection with the Registration Statement on Form S-1 of Chardan South China Acquisition Corporation, the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 5:00 P.M., Tuesday, August 2, 2005 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Steven Levine
Managing Director